 Exhibit 99.2

Forward-Looking Statements

Certain statements contained in this Management Discussion and Analysis ("MD&A") constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance, business prospects or opportunities of Emerald Health Therapeutics, Inc. and its subsidiaries (together the "Company" or "Emerald"). All statements other than statements of historical fact may be forward- looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements". Further information regarding forward-looking information and statements can be found on page 34 of this MD&A.

Emerald Health Therapeutics Inc. | Q3 2019 MD&A

Enhancing Health Through Cutting Edge Cannabis Science

Who We Are

Emerald is led by a team of life science professionals that are dedicated to advancing health and wellness through science. Specifically, we have focused on harnessing the power of the endocannabinoid system and the cannabis plant with the goal of delivering better, more controlled outcomes for consumers seeking to enhance health and wellness.

The Emerald Difference

Our goals are to:

- Realize increasing value from one of the **world's largest growing facilities** and our other production assets.
- Establish and leverage strategic partnerships to access **large-scale extraction infrastructure** and proprietary technology for enhanced extraction activities.
- Develop differentiated, consistent and reliable products through our Defined Dose™ program.
- Continue to uniquely address the natural health consumer market with our proprietary non-cannabis **endocannabinoid supporting products.**

Emerald Health Therapeutics Inc. | Q3 2019 MD&A

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Strategy

Sustainable Cannabis Supply

Our current strategy is to establish secure sources of cannabis and hemp in ample quantity and quality to allow us to meet our product manufacturing, distribution channel requirements, and continued research and development. To that end, we:

- secured up to 40% of the production of the Pure Sunfarms Joint Venture for 2019 and up to 25% of 2020 production;
- commenced cultivation at our new organic certified Metro Vancouver facility; and
- received Health Canada license amendment for cultivation and processing at our 88,000 ft^2 Verdélite indoor facility in Quebec, expanding production from 4 to 21 grow rooms and 16 processing rooms.

Operational Excellence

We are in the late stages of the expansion of our facilities that include both space and equipment dedicated to packaging up to 50,000 kilograms of dried flower for retail distribution and equipment to extract cannabis oil.

Additionally, through our relationship with leading toll processors and manufacturers, we have access to large-scale high-quality oil extraction and distribution capabilities, which have increased production volumes and reduced the time required to get our value-added products to market.

Distribution

We are focused on enhancing our existing distribution channels and product offerings to best serve the Canadian markets we currently operate in. We are also focused on expanding our portfolio to include new cannabis products recently legalized in October 2019.

We expanded our product line to include nutraceuticals during Q2 2019, targeting the natural supplements market. We anticipate the expansion of additional product offerings to include cosmeceuticals and hemp protein products developed, produced and distributed by Emerald Health Naturals.

Verdélite, Montreal

Emerald Health Therapeutics, Inc. | Q3 2019 MD&A 4

Strategy (cont.)

Medical Excellence

We also recognize that the medical profession plays an important role in the introduction and prescription of cannabis to patients. We intend to continue to educate medical prescribers about the endocannabinoid system by collaborating with national professional and therapeutic organizations as well as engaging with national pharmacy chains, specific therapeutic clinics and cannabis clinics.

Through these facets, patients are receiving Emerald cannabis products supported by experienced physicians and healthcare practitioners who adopt an evidence-based approach to treating conditions and symptoms using cannabis.

Executing on a patient-focused model, we have 973 physicians who have assisted over 10,400 patients treat their symptoms with Emerald products. Our patient base increased by over 131% since January 2019 and we continue to increase the number of patients registering to gain access to our products.

Innovation

Our collection of genetic materials and established team of experts is expected to play a major role as Emerald continues to develop proprietary strains and products. Through a research program supported by a contribution from the National Research Council of Canada-IRAP grants, we characterized the cannabinoid and terpenoid content of 26 of our cannabis varieties to catalogue the strains and aid us in determining their usefulness with respect to treatment of particular indications.

During the year ended December 31, 2018, Emerald filed 17 provisional US patent applications covering Emerald's Defined Dose™ cannabis dosage forms and formulations. Based on proprietary Emerald research, the patent applications are contributing to our intellectual property portfolio and our continued efforts to develop distinctive cannabis products for medical-use and improved adult-use.

Innovation at Emerald is focused on developing novel products which align with our core strategy to enhance health and wellness through modulation of the endocannabinoid system. To create unique formulations targeted to specific need states, Emerald scientists are leveraging research collaborations with local and international experts, as well as a battery of proprietary cannabis cultivars which offer unique cannabinoid profiles, including CBD-dominant and CBG-dominant varietals. In parallel, we are focused on strengthening our IP portfolio, filing for international protection for novel product ideas under development in order to maintain a competitive advantage for the new products being launched in 2020. Lastly, we are gearing up for investigator-driven studies to build a body of scientific and clinical evidence demonstrating the efficacy of our novel, proprietary products for the treatment of symptoms ranging from pain and anxiety to insomnia.

Revenue Segments

Medical & Recreational Cannabis (Flower & Oil): Continued distribution and sales to defined end-markets including regular consumers of medical and recreational cannabis.

Natural Health Products: The Q2 2019 introduction of Emerald Health Naturals' Endo product line featuring our PhytoCann® Complex, a proprietary formulation consisting of non-psychoactive, plant-based bioactive compounds that support the body's endocannabinoid system.

Anticipated Revenue Streams

Edibles, Concentrates & Topicals: Launching patented new cannabis products under the newly legalized cannabis regulations.

Cosmeceuticals: Introducing cosmeceutical products based on non-cannabis ingredients that modulate the endocannabinoid system.

Hemp Derived CBD: Accessing a sustainable supply for anticipated increases in demand for hemp derived CBD in health and wellness applications.

Emerald Health Therapeutics Inc. | Q3 2019 MD&A

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Our Capabilities

	avalite SCIENCES 100% owned	emerald 51% owned	emerald 100% owned	emerald 100% owned	PURE SUNFARMS 50% owned	verdelite 100% owned
Location	Langley, BC	Burnaby, BC / Kelowna, BC	Victoria, BC	Metro Vancouver, BC	Delta, BC	Saint-Eustache, QC
Purpose	Analytical testing, R&D and product innovation; International government approvals to import and export for R&D.	Industrial scale extraction for hemp and natural products, softgel encapsulation and formulation.	Breeding, genetics and R&D lab; Medical hub.	High quality organic flower production greenhouse; Low cost outdoor growing.	High yield, high quality flowers; Lowest production cost greenhouse.	Vertically integrated facility; Expertise in craft growing; New product and innovation hub.
Square Feet	4,000	TBD	10,000	533,814	1,100,000*	88,000
Cultivation Rooms	-	-	1	10	16*	21
Processing Rooms	-	TBD	5	6	10*	14
Planned annual Capacity (kg)	-	-	-	18,200*	75,000**	5,000
Packaging/ Extraction (kg)	-	1,000,000	6,000	TBD	TBD	50,000
Centers	• Analytical testing • R&D • New product development	• Extraction • Packaging • Extracted product transformation	• R&D • Packaging • Customer excellence • Extraction • Distribution	• Production • Extraction • Packaging • Distribution	• Production • Packaging • Distribution • Extraction	• Production • Analytical testing • R&D • Packaging • Distribution
Standard Cultivation			✓ (License obtained)	✓ (License obtained)	✓ (License obtained)	✓ (License obtained)
Standard Processing	✓ (License obtained)	✓ (License application in process)	✓ (License obtained)	✓ (License planned)	✓ (License obtained)	✓ (License obtained)
Medical Sales		✓ (License planned)	✓ (License obtained)			
Analytical Testing	✓ (License obtained)					
Research	✓ (License obtained)					
Dealer	✓ (License obtained)					

* Note: 10,000 kg indoor, 8,200 kg outdoor

** Note: Does not include 1.1 million ft² Delta-2 facility

Legend: ✓ License obtained ✓ License application in process ✓ License planned

Key Alliances

indena

emerald BIOTECH ESPAÑA

MediPharm Labs

STENOCARE

factorsgroup of nutritional companies inc.

UBC THE UNIVERSITY OF BRITISH COLUMBIA

Emerald Health Therapeutics Inc. I Q3 2019 MD&A

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Growing Distribution

Provincial approval to supply
Provincial approval in application stage

Expanded Distribution in 2019

We currently ship our products to 10 provinces and territories in the recreational market: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, Prince Edward Island, Nova Scotia and the Yukon. During Q3 2019 and subsequently, we expanded shipments of our recreational, high-potency SYNC 25 CBD oil into 8 provinces from 3 in the previous quarter.

As a British Columbia based licensed producer, we have seen strong demand for our products in Western Canada. This region represents 60% of our recreational sales through Q3 and continues to trend upwards. As we continue to drive sales in Western Canada, we see a tremendous opportunity to expand the breadth of our reach across Canada as Ontario continues to roll-out its retail network and we expand our product offerings in Quebec and throughout Atlantic Canada.

Emerald Health Therapeutics Inc. | Q3 2019 MD&A

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Adult-Use Portfolio Gaining Ground

THC
emerald
SYNC 25 CBD OIL
SYNC 25

SYNC™ 25 CBD Cannabis Oil

The 1st ultra pure, high potency CBD, low THC oil derived from cannabis on the Canadian legalized recreational market. SYNC 25 is the next step in our product growth strategy to develop innovative and quality consumer products that respond to growing demand and provide higher profit margins. SYNC™ 25 is now launched in both a 20 ml and 40 ml format.

STRAINS LAUNCHED SINCE OCT 17,2018

Island Pink (Hybrid)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled

Hash Plant (Indica)

Available In: 1g, 3.5g, 7g, 3x0.5g Pre-Rolled

White Rhino (Indica)

Available In: 3.5g, 3x0.5g Pre-Rolled

Shishkaberry (Indica)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled

Afghani Kush (Indica)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled

Island Honey (Sativa)

Available In: 3x0.5g Pre-Rolled

Sensi Star (Indica)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled

Time Warp A3 (Hybrid)

Available In: 3.5g, 7g, 3x0.5g Pre-Rolled

Purple x Chemo (Indica)

Available In: 3.5g

Emerald Health Therapeutics Inc. | Q3 2019 MD&A

8

Driving Innovation Through Cutting-edge Cannabis Science

Improving Plant Cultivation

- Genetic and metabolic characterization of proprietary chemovars
- Propagation techniques and planting densities
- Organic soil blends and lighting with LEDs

Protecting Intellectual Property

- 17 filed provisional patents, including 2 published patents

Enhancing Extraction & Purification

- High quality extracts, oils and distillates
- Broad range of cannabinoids and terpenes from cannabis
- CBD from hemp

Conducting Clinical Research

- Observational studies in relevant disease indications with Emerald's proprietary formulations

Creating Innovative Products for Purposeful People

- Using scientific data to design innovative, proprietary products intended to achieve specific medically-focused outcomes for patients suffering from pain, insomnia and anxiety
- Developing a portfolio of adult-use products seeking to address five meaningful need-states: pain, sleep, anxiety, mood, energy
- Expanding both portfolios for new legislation passed in October 2019 to include:

Inhalation

- New formats for dried flower

Ingestibles

- New ways of formulating cannabis oils for ingestion
- Soft gel and hard shell capsules

Edibles

Topicals

Emerald Health Therapeutics Inc. I Q3 2019 MD&A

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PURE SUNFARMS

Facility

- 50% owned joint venture
- 100+ years of experience
- Automated large-scale farming
- Leading HVAC system
- Extensive climate management experience
- Powered by the sun for lower production costs
- High-tech light deprivation & supplementation system
- Vertically integrated seed to sale

Grow Area D3 & D2*

- 2.13 MM ft^2 growing space
- 90,000 ft^2 nursery space
- 32 grow rooms

Cultivation

- 400,000 plants grown at a time

Production Capability

- 2019 – 75,000 kg
- 2020 – 150,000 kg
- 2021 – 150,000 kg

Emerald Supply Agreement

- 2019 – up to 40% total production
- 2020 – up to 25% total production
- 2021 – up to 25% total production
- 2022 – up to 25% total production

License

- Standard Cultivation
- Standard Processing

D2 Facility Expansion

- Committed CAPEX
- Buildout expected to be completed by 2020
- Secured 48Mw of electricity from BC Hydro

FORTECO
OMRI

*When D2 fully operational

Emerald Health Therapeutics Inc. | Q3 2019 MD&A
10

emerald
HEALTH THERAPEUTICS

Facility

- New, state of the art organic grow greenhouse
- 12 acres outdoor
- Leading HVAC system
- Powered by the sun for lower production costs
- High tech light deprivation & supplementation system
- Phase 1 complete
- Phase 2 expected completion in 2020

Grow Area

- 103,000 ft² growing space
- 10 grow rooms

Cultivation

- 17,500 plants grown at a time at the greenhouse, 96,000 plants outdoor

Production Capability

- 18,200 kg

License

- Standard Cultivation
- Standard Processing (planned)

Emerald Health Therapeutics Inc. I Q3 2019 MD&A

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verdélite

Facility

- Wholly owned subsidiary
- Vertically integrated seed to sale
- High precision indoor cultivation
- Craft quality through highly controlled environment

Grow Area

- 88,000 ft^2 indoor grow facility in Quebec
- 14 processing and packaging rooms
- 21 independent growing room

Cultivation

- 9,600 plants grown at a time

Production Capability

- 5,000 kg

Packaging Facility

- High scale automated packaging
- Distribution hub nationwide

License

- Standard Cultivation
- Standard Processing

Emerald Health Therapeutics Inc. | Q3 2019 MD&A

12

TABLE OF CONTENTS

Overview	14

Disclosure of Outstanding Share Data	21

Summary of Quarterly Results	22

Results of Operations	23

Additional Disclosure for Venture Issuers Without Significant Revenue	28

Liquidity and Capital Resources	28

Operating, Investing and Financing Activities	29

Financial Risk Management	30

Measurement Uncertainty and Impairment Assessments	30

Transactions with Related Parties	30

Proposed Transactions	32

Critical Accounting Policies and Estimates	32

Changes in Accounting Standards not yet Effective	32

Off-Balance Sheet Arrangements	32

Risks and Uncertainties	32

Forward-Looking Statements	34

Management's Discussion and Analysis

The following MD&A is prepared as of November 29, 2019 and is intended to assist the understanding of the results of operations and financial condition of the Company.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes of the Company for the three and nine months ended September 30, 2019 which have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and the annual consolidated financial statements for the years ended December 31, 2018 and 2017 which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Additional information related to the Company is available on its website at www.emeraldhealth.ca. Other information related to the Company, including the Company's most recent Annual Information Form ("AIF") and financial statements referred to herein are available on the Canadian Securities Administrator's website at www.sedar.com.

Overview

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007 as Firebird Capital Partners Inc. and changed its name to Firebird Energy Inc. in December 2012. On September 4, 2014, the Company completed the acquisition of all the issued and outstanding common shares of Thunderbird Biomedical Inc. (“Thunderbird”), by way of a reverse takeover (the “Transaction”) under the rules of the TSX Venture Exchange (the “TSXV”) and concurrently changed its name to T-Bird Pharma, Inc (“T-Bird”). At that time, Thunderbird became a wholly owned subsidiary of T-Bird. In June 2015, the Company changed its name to Emerald Health Therapeutics, Inc. and Thunderbird changed its name to Emerald Health Botanicals Inc. (“Botanicals”). In February 2018, Botanicals changed its name to Emerald Health Therapeutics Canada Inc. (“EHTC”).

The Company is a publicly traded company with headquarters in Vancouver, British Columbia, Canada. Common shares of the Company (the “Common Shares”) are listed on the TSXV under the trading symbol “EMH”. The Company is classified as a Tier 1 Venture Issuer on the TSXV. The Company also trades on the OTCQX® Best Market, operated by OTC Markets Group under the ticker symbol “EMHTF”.

The Company owns:

(a)	100% of the shares of EHTC, a British Columbia-based licence holder under the Cannabis Act (Canada) (the "Cannabis Act");

(b)	100% of the shares of Verdélite Sciences, Inc. (formerly, Agro-Biotech Inc.) ("Verdélite"), a Quebec-based licence holder under the Cannabis Act;

(c)	100% of the shares of Verdélite Property Holdings, Inc. (formerly, Agro-Biotech Property Holdings Inc.) ("Verdélite Holdings"), a Quebec-based holding corporation that owns the Verdélite Facility (as defined below); and

(d)	51% of the shares of Emerald Health Naturals Inc. ("EHN"), a joint venture between the Company and Emerald Health Bioceuticals, Inc. ("EHB").

The Company, through EHTC, also holds:

(a)	50% of the shares of Pure Sunfarms Corp. (the "Joint Venture"), a British Columbia-based licence holder under the Cannabis Act that is a 50/50 joint venture between EHTC and Village Farms International Inc. (“Village Farms”); and

(b)	100% of the shares of Avalite Sciences Inc. (formerly Northern Vine Canada Inc.) ("Avalite"), a British Columbia-based licenced dealer under the provisions of the Controlled Drugs and Substances Act (Canada) (the "CDSA") and a licence holder under the Cannabis Act.

Development of Business in the nine months ended September 30, 2019

Highlights

•	At-the-market (“ATM”) financing raised $18.8 million in gross proceeds

•	Fulfilled initial shipments to 7 provinces and territories, bringing total recreational distribution to 8 provinces and 1 territory

•	Continued optimization at the Joint Venture resulted in the Joint Venture recognizing gross sales of $71.5 million including sales of its own branded products to provincial wholesalers

•	Substantially completed the build-out of the Metro Vancouver organic greenhouse and the Saint Eustache indoor cultivation facility

•	Began cultivation of outdoor cannabis at the Metro Vancouver facility

•	Completed a Convertible Debenture financing for gross proceeds of $25.0 million

On January 10, 2019, the Company closed its acquisition of 51% of EHN and EHB granted EHN the exclusive Canadian distribution rights to EHB's endocannabinoid-supporting nutritional products which consist of nutritional supplements that use non-cannabis, non-psychoactive plant-based bioactive compounds to support the body's endocannabinoid system in exchange for 49% ownership of EHN. EHB is a partially owned subsidiary of Emerald Health Sciences Inc. ("Sciences"), a control person of the Company, and is therefore a related party of the Company.

On February 5, 2019, the Company announced that it had entered into a binding licence agreement with Indena S.p.A. ("Indena"), an arm's length party, pursuant to which Indena granted the Company a perpetual exclusive licence for the use in Canada of Indena's CBD-extraction technology, and agreed to contract manufacturing services to the Company for CBD extraction. The Company has agreed to pay Indena a license fee of €450,000 (payable in two tranches of €250,000 and €200,000, respectively). During the three months ended September 30, 2019, the Company entered into a definitive agreement and paid the first tranche, of €250,000.

On February 13, 2019, the Company announced that the Joint Venture had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a $20 million secured non-revolving term loan (the "Credit Facility"). The Credit Facility, which matures on February 7, 2022, is secured by the Joint Venture's 1.1 million square foot space at the Delta 3 facility (the "Delta 3 Facility"), and contains customary financial and restrictive covenants. The Company is not a party to the Credit Facility, but has provided a limited guarantee in the amount of $10 million in connection with the Credit Facility.

On March 13, 2019, the Company filed a final short form base shelf prospectus (the "2019 Base Shelf Prospectus") in each of the provinces of Canada. The 2019 Base Shelf Prospectus qualifies the issuance and secondary sale of up to $150,000,000 of Common Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2019 Base Shelf Prospectus remains effective.

On March 27, 2019, the Company filed a prospectus supplement in connection with an at-the-market equity program ("ATM Program") that it established with GMP Securities L.P. (the "Agent"). In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. As at the date of this MD&A, the Company has issued an aggregate of 5,936,500 Common Shares for gross proceeds of $18,768,421 with an average price of $3.16.

On April 1, 2019, the Company announced that the Joint Venture had exercised its option to acquire from Village Farms a second 1.1 million square foot greenhouse (“Delta 2 Facility”) adjacent to the Delta 3 Facility. In connection therewith, the Company has agreed to advance a further $25 million to the Joint Venture in tranches as and when required, of which an aggregate of $17.5 million has been advanced to date. The Company also entered into an agreement (the "2020 Supply Agreement") with the Joint Venture to purchase 25% of its aggregate cannabis production from the Delta 2 Facility and the Delta 3 Facility in 2020, 2021 and 2022.

On April 8, 2019, the Company announced that its Verdélite facility had received its standard processing licence from Health Canada, allowing Verdélite to extract, manufacture, synthesize, test and sell cannabis products, in addition to its right to cultivate and sell cannabis flowers.

On May 1, 2019, the Company announced that the vendors of Verdélite (“Vendors”) elected to receive $7.5 million of the $22.3 million they were to receive as the final payment for their shares of Verdélite in Common Shares valued on the five-day volume-weighted average price of the Common Shares on the TSXV, discounted 10%, calculated as of April 30, 2019. The Company announced the issuance of 2,129,707 Common Shares to the Vendors on May 27, 2019. The Company agreed to pay the remaining $14.8 million of the purchase price to the Vendors on or before May 30, 2019, however, on May 30, 2019, the Company and the Vendors renegotiated the terms of the remaining payable to the Vendors, paying $5.0 million in cash in June 2019 with subsequent monthly payments of $1.0 million commencing in July through mid-November 2019, with a final payment of $5.0 million, plus any accrued interest due on December 16, 2019. The amount outstanding as at the date of this MD&A is $7,465,753. The Company and the Vendors are finalizing a further amendment to the terms of the agreement with expected execution before December 16, 2019.

On June 24, 2019, the Company received its initial cultivation license from Health Canada for its new organic cannabis growing facility in Metro Vancouver. The license permits cultivation in an initial 15,000 square feet of greenhouse area.

On July 11, 2019, the Company announced that its Joint Venture had achieved its full production run-rate of 75,000 kilograms of dried cannabis at its 1.1 million square foot Delta 3 greenhouse.

On July 12, 2019, the Company received its cultivation license from Health Canada for its 12-acre outdoor grow area at its new organic cannabis operation in Metro Vancouver.

On July 30, 2019, the Company announced the appointment of Riaz Bandali as Chief Executive Officer.

On September 4, 2019, the Company announced that the Joint Venture had entered into a supply agreement with the British Columbia Liquor Distribution Branch to supply Pure Sunfarms-branded cannabis products for the recreational market in the Province of British Columbia.

On September 9, 2019, the Company announced that the Joint Venture received its license permitting it to sell and distribute packaged, Pure Sunfarms-branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada.

On September 10, 2019, the Company announced the closing of a $25 million Convertible Debenture unit financing to certain Canadian institutional accredited investors (the “Investor”) announced on August 28, 2019. Pursuant to the offering, the Company issued 2,500 secured convertible debenture units (each, a "Convertible Debenture Unit"), each consisting of one convertible debenture (a “Convertible Debenture”) with a face value of $10,000 and 5,000 common share purchase warrants (each, a “Warrant”) of the Company, at a price of $10,000 per Convertible Debenture Unit (the "Issue Price") for gross proceeds of $25,000,000. The Convertible Debentures have a maturity date of 24 months from their date of issue (the “Maturity Date”) and will bear interest (at the option of the Company, payable in cash or shares) from their date of issue at 5.0% per annum, accrued and payable semi-annually on June 30 and December 31 of each year. The Convertible Debentures will be convertible, at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures will have a conversion price of $2.00 per Common Share (the “Conversion Price”), provided that if, at any time prior to the maturity date of the Convertible Debentures, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price and any accrued and outstanding interest, provided the Company gives 30 days' notice of such conversion to the holder. Each Warrant will be exercisable to purchase one Common Share at an exercise price of $2.00 per share, for a period of 24 months from the date of issue. If at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice. The Company has used a portion of the net proceeds to repay the outstanding loan to Sciences and intends to use the remainder for working capital.

Development of Business after the Reporting Period

Highlights

•	Received processing license for the complete growing and processing area at its 88,000 square foot Saint Eustache facility allowing for the cultivation and processing of cannabis in an additional 50,000 square feet

•	Received sales license for the sale of its own Verdélite branded products to provincial/territorial wholesalers and authorized private retailers

•	Fulfilled the initial shipment to Nova Scotia, bringing total recreational distribution to 9 provinces and 1 territory

•	Received outdoor and greenhouse organic certification at the Metro Vancouver facility

•	Began cultivation of greenhouse cannabis at the Metro Vancouver facility

•	Completion of planting in the recently licensed additional growing rooms at the Saint Eustache facility

•	Treasury Offering financing of $2,500,000 in gross proceeds

On October 4, 2019, the Company announced that it had entered into an agreement to amend the purchase price payable by the Company pursuant to the hemp supply agreement dated September 25, 2018 with Emerald Health Hemp Inc. (“EHH”). Pursuant to this agreement, the Company will only pay EHH the reasonable and documented costs incurred by EHH in exchange for hemp products. EHH is a wholly-owned subsidiary of Sciences, which is a control person of the Company.

On October 4, 2019, the Company announced that it had entered into a sublease agreement and a cultivation agreement with Sciences. Pursuant to the sublease agreement, the Company agreed to sublease 12 acres of land in Metro Vancouver to Sciences for which Sciences agreed to pay the Company rent equal to the amount that the Company pays to the head-landlord for the subleased land. Pursuant to the cultivation agreement, Sciences granted the Company the right to cultivate cannabis, for the sole benefit of the Company, on the subleased land. In exchange for this right, the Company agreed to waive the amounts payable by Sciences under the Sublease Agreement.

On October 7, 2019, the Company announced that its Verdélite facility had received a license amendment from Health Canada for the complete growing and processing area in its 88,000 square foot indoor facility, allowing Verdélite to expand production from 4 to 21 grow rooms and to a total of 16 processing rooms.

On four occasions in September and October, the Joint Venture delivered notices of claim to the Company regarding amounts which the Joint Venture claimed were owed by the Company to the Joint Venture pursuant to its supply agreement. The Company has disputed such claims. Pursuant to such supply agreement, the Company has the right to purchase, or reject, 40% of the cannabis production of the Joint Venture. If the Company rejects cannabis offered to it by the Joint Venture, under certain circumstances, the Company would be obligated to pay the difference between the purchase price (the "Purchase Price") applicable to the Company (which is subject to adjustment based on sales by the Joint Venture to third parties) and the price realized by the Joint Venture. The Joint Venture has attempted to invoice the Company for a total of approximately $7.2 million under this provision of the supply agreement. The Company believes that the basis for calculation by the Joint Venture of the Purchase Price under the terms of the supply agreement is incorrect and has disputed such claims.

On October 15, 2019, the Company announced that it received its cultivation amendment license from Health Canada for the first of two 78,000 square foot greenhouse at its organic cannabis growing facility in Metro Vancouver.

On October 16, 2019, the Company announced that its Verdélite facility received its license amendment from Health Canada permitting it to sell and distribute packaged, branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada.

On October 30, 2019, the Company announced an internal reorganization including the reduction of its workforce and other expenditures. As part of the reorganization, the Company reduced its workforce by approximately 65 staff positions. These reductions included the departures of Mr. Rob Hill, Chief Financial Officer and Corporate Secretary, and Mr. Sean Rathbone, Chief Operating Officer. These changes are focused on improving cash flow in the near term and the goal of building long term profitability. Ms. Jenn Hepburn was appointed Chief Financial Officer and Corporate Secretary. Dr. Avtar Dhillon, President and Chairman of the Company, ceased to be President and continues as Executive Chairman. Mr. Riaz Bandali, CEO of the Company, continues as President and CEO.

On November 1, 2019, the Company did not advance the sum of $5.94 million to the Joint Venture as a part of its obligation to pay $25 million to the Joint Venture in connection with the option on the Delta 2 facility and has claimed set-off of such amount against a portion of its $13.0 million loan to the Joint Venture. On November 19, 2019, the Company’s joint venture partner Village Farms, provided notice seeking to have certain shares the Company owns in the Joint Venture released from escrow and cancelled as a result of the alleged non-payment of such amount. The Company has delivered a written notice disputing the release and cancellation of any shares of the Joint Venture held by the Company. On November 20, 2019 Village Farms provided notice of arbitration to the Company with respect to this matter.

The Company also understands that Village Farms has advanced $5.94 million to the Joint Venture, purportedly as a subscription for additional shares of the Joint Venture. The Company also disputes the right of Village Farms to acquire such shares. To the knowledge of the Company, as of November 29, 2019, there has been no change in the ownership of the Joint Venture.

On November 20, 2019, the Company demanded repayment of a $13.0 million loan made by the Company to the Joint Venture. The Joint Venture has refused to make such repayment.

On November 7, 2019, the Company announced that it had signed an agreement to become a new supplier to STENOCARE A/S of medical cannabis for Denmark and STENOCARE’s international markets.

On November 12, 2019, the Company announced that it had received organic certification for cannabis production at its Metro Vancouver operation. Certification was provided by Pro-Cert, which is accredited by the Canadian Food Inspection Agency to provide third party certification to the Canada Organic Regime and its equivalency arrangements.

On November 26, 2019, the Company announced that it had completed planting at the Saint Eustache facility and that it expected to complete planting in the first of its two greenhouses at the Metro Vancouver facility by December 01, 2019. The plant out of both of these facilities allows for the transition into full operations and results in a significant increase in quality cannabis production for the Company.

On November 27, 2019, the Company announced that the Joint Venture had entered into a supply agreement with the AGLC to supply Pure Sunfarms-branded cannabis products for the recreational market in the Province of Alberta.

On November 29, 2019, the Company closed an offering pursuant to a prospectus supplement under the Company's base shelf prospectus with a single Canadian institutional accredited investor (the “Placement Investor”) under which the Placement Investor purchased 4,385,965 units of the Company (each, a "Unit") at a price of $0.57 per Unit for total gross proceeds of $2,500,000 (the "Offering"). Each Unit consists of one Common Share of the Company and one Common Share purchase warrant (each, a "Warrant"). Each Warrant will entitle the Investor to acquire one common share of the Company (each, a "Warrant Share") at a price of $0.75 per Warrant Share for a period of five years following the closing of the Offering. In the event that the closing sale price of the Common Shares on the TSX Venture Exchange, or such other principal exchange on which the Common Shares are then trading, is greater than $1.50 per Share for a period of 10 consecutive trading days at any time after the closing of the Offering, the Company may accelerate the expiry date of the Warrants by giving written notice to the Investor and in such case the Warrants will expire on the 15th day after the date on which such notice is given by the Company. The Placement Investor also purchased from Sciences, a control person of the Company, 4,385,965 common shares of the Company at a price of $0.57 per Secondary Share (the "Secondary Sale"). The Company will not receive any proceeds from the Secondary Sale. The Company intends to use the net proceeds for general working capital purposes.

As the Company enters the last quarter of 2019, it intends to focus its efforts on:

•	Production and Processing – The Company completed the build out and licensing of the first phase of its Metro Vancouver organic greenhouse and outdoor grow area, and of its Saint Eustache facility. The focus in the fourth quarter is on delivering high-quality consumer products to the recreational and medical markets while leveraging internal expertise to support positive margins in 2020.

•	New Product Development – The Company intends to develop intellectual property as the second phase of recreational cannabis products become permissible in Canada. Specifically, development is focused on products that align with the Company’s core strategy of enhancing health and wellness through modulation of the Endocannabinoid System.

•	Strategic Partnerships – The Company is continuing to develop and nurture its strategic partnerships with outsourced extraction and processing companies with a goal of enhancing profitability, accelerating market entry, and leveraging expertise in specific fields.

•	Efficiency and Cost Control – The Company completed an internal reorganization, including the reduction of its workforce and other expenditures in the third quarter of 2019. The reorganization is expected to result in material cost savings and help focus on improving cash flow in 2020.

Financings

The table below summarizes the financings conducted by the Company in 2019 and use of proceeds there from.

Offering / Proceeds Raised	Use of Proceeds – as disclosed prospectus supplement	Subsequent Use of Proceeds
Between March 29, 2019 and November 29, 2019 Treasury Offering through ATM Program ($18,768,421)	The Company intends to use the net proceeds from the ATM Program, if any, to fund a portion of the costs for the completion of its capital projects, for research and development, working capital and general corporate purposes.	The funds were used to fund construction at the Metro Vancouver and Verdélite facilities, as well as the Delta 2 facility and for general working capital purposes.
August 30, 2019 Secured Convertible Debenture ($25,000,000)	The Company intends to use the net proceeds to repay an aggregate of $10.2 million owing to the Sciences pursuant to the Loan Agreement, for working capital and for general corporate purposes.	The funds were used to fund the construction at the Delta 2 facility and for general working capital purposes.
November 29, 2019 Treasury Offering ($2,500,000)	The Company intends to use the net proceeds for working capital and general corporate purposes.	The funds are being used for general working capital purposes.

Licences

The Company holds licences from Health Canada under the Cannabis Act to produce and sell cannabis products in accordance with applicable laws in Canada (the "Licenses"). The Company currently indirectly holds a number of licenses through its wholly owned direct and indirect subsidiaries, EHTC, Verdélite and Avalite, as well as others which are held by the Joint Venture. The licenses held by EHTC permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds; the licenses held by Verdélite permits it to cultivate, extract, manufacture, synthesize, test and sell cannabis; the licenses held by Avalite permits it to process cannabis, produce cannabis oil and conduct analytical testing; and the licenses held by the Joint Venture permit it to cultivate cannabis and produce and sell dried cannabis, cannabis oils, cannabis plants and cannabis seeds, all in accordance with the terms and conditions specified in the applicable Licence and the Cannabis Act.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of Common Shares of which 151,407,466 were issued and outstanding as of September 30, 2019 and 155,813,431 were issued and outstanding as of November 29, 2019.

During the nine months ended September 30, 2019, the Company granted an aggregate of 6,475,500 stock options to directors, employees and consultants. Each option is exercisable into one Common Share for a period of up to five years. The exercise prices at the time of the grants ranged from $1.80 to $2.39 per share. Subsequent to the period ended September 30, 2019, the Company granted an additional 140,000 stock options, with an exercise price of $1.22. These options vest over three years with an expiry date five years from the grant date.

There were 13,604,748 stock options and 945,000 restricted share units outstanding as of September 30, 2019. As of November 29, 2019, there were 12,560,734 stock options and 670,000 restricted share units outstanding.

There were 20,911,764 warrants outstanding as of September 30, 2019, and 21,297,729 as of November 29, 2019.

Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

	2019			2018
	September 30 ($) *	June 30 ($) *	March 31 ($) *	December 31 ($)
Revenue	9,718,308	5,070,107	2,609,559	1,131,853
Share-based payments	2,992,922	6,421,125	2,022,614	1,296,891
Interest income	220,711	164,827	638,310	438,974
Share of (loss) income from Joint Venture	(1,201,650)	14,488,832	5,812,219	1,432,771
(Loss) gain on changes in the fair value of the Company’s biological assets	(432,859)	258,921	718,431	144,181
Net Loss	(17,460,724)	(452,731)	(3,648,683)	(13,900,360)
Net Loss per share (basic and diluted)	(0.121)	(0.003)	(0.026)	(0.098)

	2018			2017
	September 30 ($)	June 30 ($)	March 31 ($)	December 30 ($)
Revenue	321,070	284,262	373,218	279,362
Share-based payments	2,165,851	2,081,661	1,954,047	1,979,553
Interest income	222,740	274,436	250,064	43,024
Share of income (loss) from Joint Venture	3,940,373	682,431	(301,793)	(44,562)
Gain on changes in the fair value of the Company’s biological assets	1,302,377	978,893	392,991	44,883
Net Loss	(6,426,658)	(5,610,970)	(5,045,420)	(4,027,569)
Net Loss per share (basic and diluted)	(0.047)	(0.043)	(0.044)	(0.046)

*Quarter was prepared using IFRS 16

Included in the share of loss from the Joint Venture for the three months ended September 30, 2019, is an unrealized loss of $8,741,711 (September 30, 2018 – non-cash gain of $4,326,001) on the changes in the fair value of the Joint Venture’s biological assets.

Results of Operations

Quarter ended September 30, 2019

The net loss for the quarter ended September 30, 2019 was $17,460,724 (loss of $0.12 per share), compared to the net loss of $6,426,658 (loss of $0.05 per share) for the same quarter in the prior year. Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share.

Factors contributing to the net loss for the three-month period ended September 30, 2019 include the following:

Revenue

Revenue for the quarter ended September 30, 2019 was $9,718,308 compared to $321,070 for the same period in the prior year. The revenue for the three months ended September 30, 2019 demonstrated the Company’s continued growth in the market. As compared with the prior comparable period ended September 30, 2018, the Company’s revenue increased substantially as a result of the legalization of adult use recreational cannabis market in the fourth quarter of 2018. During the three months ended September 30, 2019, the Company’s sales in the recreational market were slightly lower than the previous quarter due to lower average selling price per gram on oil products to provincial wholesalers and retail stores. The Company also realized $5,316,400 or 55% of its revenue through the sale of bulk dried cannabis to other licensed producers compared to $Nil in the same period in the prior year. The Company has also built a larger medical client base and a greater percentage of medical sales from oils in the current period resulting in an increase in revenue compared to the prior year. For the quarter ended September 30, 2019, revenue was comprised of approximately 81% dried product, 18% oils, and 1% other compared to approximately 41% dried product, 58% oil, and 1% other in the quarter ended September 30, 2018.

During the three months ended September 30, 2019 the Company also recognized $420,537 in excise taxes which are presented as an offset to sales in the Company’s financial statements. The excise tax attributable to medical sales was absorbed by the Company.

	Three months ended
	September 30, 2019	June 30, 2019
Average selling price of adult-use dried flower per gram & gram equivalents	$6.72	$7.51
Kilograms sold of adult-use dried flower & kilogram equivalents	490	471
Average selling price of medical dried flower per gram & gram equivalents	$8.94	$7.43
Kilograms sold of medical dried flower & kilogram equivalents	74	78
Total kilograms produced of dried flower	229	228

Cost of Sales

Cost of sales consists of four main categories: (i) Cost of good sold, which substantially consists of costs to purchase cannabis flower and trim from the Company’s Joint Venture but also includes all costs directly associated with the cultivation of the Company’s cannabis, (ii) production costs which includes costs for lab testing, extraction, formulation, final processing and packaging, (iii) amortization of the Health Canada licenses, and (iv) gains or losses on changes in the fair value of biological assets growing at the Company’s wholly owned production facilities.

Costs to purchase dried flower and trim are based on the supply agreements with the Company’s Joint Venture. Post harvest costs were capitalized to inventory up to net realizable value by individual inventory categories. Costs in excess of net realizable value are expensed directly to cost of sales. Cannabis oil production costs were also capitalized to inventory. This includes the deemed cost of dried inventory at internal transfer prices, which is assessed on a weighted average basis, that were consumed in cannabis oil production. Also included are packaging and shipping costs paid to deliver goods to final customers.

Production costs include all direct and indirect production related costs in the value-added chain; including wages, compliance, quality control and quality assurance costs, as well as related overhead such as depreciation, insurance, and lab testing. During the quarter ended September 30, 2019, the Company incurred production costs of $1,411,959.

Cost of sales for the quarter ended September 30, 2019 was $13,852,880. The significant increase in cost of sales in the current period was substantially in line with the increase in revenue generated by the Company.

During the quarter ended September 30, 2019, the Company started capitalizing cultivation related production costs at the second stage of the Verdélite facility and will start capitalizing cultivation related production costs at its new Metro Vancouver facility in the next quarter.

The change in biological assets for the quarter ended September 30, 2019 was a loss of $432,859. The decrease in valuation is due to lower fair value less cost to sell during the three months ended September 30, 2019, largely a result of the decrease in the market price of cannabis.

Inventories are written down when the cost of inventories exceed their net realizable value and are estimated to be unrecoverable due to obsolescence, damage, or declining market prices. During the three and nine months ended September 30, 2019, a provision of $801,197 was recognized for dried cannabis and packaged inventory related to product deterioration and limited remaining shelf life. An additional write-down of inventory of $2,022,781 was recognized in the three and nine months ended September 30, 2019 related to hemp harvested that did not meet the quality standards for extraction grade material.

The amortization of the Health Canada license represents the amortization of an acquired license pertaining to the Verdélite facility that is recorded at cost less accumulated amortization. Amortization will be expensed as a cost of sales and the unamortized balance will remain on the Company’s balance sheet as an intangible asset. The amortization of the license is recognized on a straight-line basis irrespective of either production or sale of cannabis from that facility.

Up to the point of harvest, the Company measures biological assets consisting of cannabis on plants at fair market value less cost to sell, which becomes the basis for the cost of finished goods inventories after harvest. Mother plants are valued based on genetic strain varieties to a maximum of five plants per strain. Seeds are measured at fair market value, except for a portion which are restricted with respect to distribution due to the conditions under which they were acquired that are measured at cost. The significant assumptions used in determining the fair market value of cannabis plants are as follows: plant waste rate for various stages of development; yield per plant; selling price less costs to sell; percentage of total expected costs to be incurred by stage; and fair value accrued according to each stage of plant growth.

Because the adjustment of the biological assets’ fair market value is recorded as a gain or loss under the cost of goods sold, gross margin immediately reflects the loss associated with biological asset value decreasing as a result of an adjustment of fair value less cost to sell. This was the case during the three months ended September 30, 2019, when the costs of sales was $13,852,880.

Other expenses

General and Administrative – During the quarter ended September 30, 2019, the Company incurred general and administrative expenses of $4,338,102 as compared to $4,735,075 for the prior comparable quarter ended September 30, 2018. Consulting and professional fees, corporate communications and general office expenses were consistent with the prior comparable quarter. Wages and benefits increased during the quarter as a result of increased headcount. For the three-month period ended September 30, 2019, general and administrative costs included: salaries and benefits of $1,624,699 (2018 - $853,397); consulting and professional service fees of $1,387,215 (2018 - $2,420,084); corporate communications and media of $345,374 (2018 - $861,838); office and insurance of $780,575 (2018 – $411,993); and travel and accommodations of $200,239 (2018 - $187,763).

Sales and marketing – In the quarter ended September 30, 2019, the Company incurred sales and marketing expenses of $1,201,306 as compared to the previous period ended September 30, 2018 of $2,685,549. These costs are related to general marketing, patient acquisition and education expenses. The decrease is related to lower expenses in marketing agency related costs.

Research and development – In the quarter ended September 30, 2019, the Company incurred research and development expenses of $1,179,065 versus $92,568 incurred during the prior comparable quarter ended September 30, 2018. These costs related to consulting fees and wages associated with the development of new cannabis products. The substantial increase in research and development expenditures was related to not only product development but also to the enhancement of cultivation and extraction efficiencies as well as research into strain genetics.

Share-based compensation – In the quarter ended September 30, 2019, the Company incurred share-based compensation expenses of $2,992,922 as compared to $2,165,851 for the prior comparable period ended September 30, 2018. The increase is related to the issuance of incentive stock options and restricted share units to employees, directors and consultants during the three-month period ended September 30, 2019. During the current quarter, the Company granted 727,500 stock options to directors, employees and consultants.

Share of income from Joint Venture – In the quarter ended September 30, 2019, the Company recognized ($1,201,650) as its 50% share of the loss from the Joint Venture as compared to $3,940,373 as its 50% share of the income in the quarter ended September 30, 2018. The loss recognized during the quarter was substantially impacted by a negative $8,741,711 non-cash adjustment to the fair value of inventory and biological assets. The Joint Venture commenced operations during the three months ended December 31, 2017 and has since begun producing cannabis for sale, having received its cannabis sales license from Health Canada on July 27, 2018.

Provision – In the quarter ended September 30, 2019, the Company recorded a provision in support of the dispute with the Joint Venture. While the $7.2 million is the maximum amount that the Company could be liable for, a provision that represents management’s best estimate has been recorded in the period.

Year to Date September 30, 2019

The net loss for the year to date is $21,562,138 (loss of $0.15 per share), compared to the net loss of $17,083,048 (loss of $0.13 per share) for the same time period in the prior year. Diluted loss per share is the same as basic loss per share as the outstanding options and warrants have an anti-dilutive effect on the loss per share. Factors contributing to the net loss for the current periods include the following:

	2019	2018
	Nine months ended September 30 ($)	Nine months ended September 30 ($)
Revenue	17,397,974	978,550
Share-based payments	11,436,660	6,201,559
Interest revenue	1,023,848	747,240
Share of income from joint venture	19,099,401	4,321,011
Net Loss	(21,562,138)	(17,083,048)
Net Loss per share (basic and diluted)	(0.15)	(0.13)

Included in the share of gain from the Joint Venture for the year to date, is an unrealized gain of $5,391,307 (September 30, 2018 – unrealized gain of $5,350,129) on the changes in the fair market value of the Joint Venture’s biological assets.

Revenue

Revenue for the year to date, was $17,397,974 compared to $978,550 for the same period in the prior year. The revenue for the year to date demonstrated the Company’s continued growth in the market – substantially as a result of the legalization of adult use recreational sales of cannabis during the fourth quarter of 2018. During the first nine months of 2019, the Company began its first recreational shipments to Ontario, the Yukon, Quebec, Manitoba, Alberta, Saskatchewan and Prince Edward Island. The Company has also built a larger medical client base, which has resulted in a significant increase in revenue compared to the prior year. For the year to date, revenue was comprised of approximately 74% dried product, 25% oils, and 1% other compared to approximately 43% dried product, 55% oils, and 2% other in the prior year to date ended September 30, 2018.

Cost of goods sold

Cost of goods sold increased in the current period compared to the same period in the prior year due to higher sales volumes and an increase in production in the current year. Total gross margin is impacted significantly by the changes in fair value of the Company’s biological assets and the production cycle of those biological assets, resulting in a negative gross margin for the nine months ended September 30, 2019 of ($7,543,863), compared to the nine months ended September 30, 2018 of ($746,604). The gross margin was significantly impacted by the amortization of the Health Canada license and increased production costs, as well as increased volume of purchased product sold.

Other expenses

General and Administrative – During the nine-month period ended September 30, 2019, the Company incurred general and administrative expenses of $11,821,132 as compared to $10,691,659 for the same period ended September 30, 2018. The year to date expenses included costs incurred to support the increased activities associated with the legal adult use market including additional staff and office space, insurance, consulting, and professional services. For the nine-month period ended September 30, 2019, general and administrative costs included: salaries and benefits of $4,253,908 (2018 - $1,887,468); consulting and professional service fees of $3,780,474 (2018 - $5,705,757); corporate communications and media of $1,329,924 (2018 - $1,654,880); office and insurance of $2,013,197 (2018 – $1,058,316); and travel and accommodations of $443,629 (2018 - $385,238).

Sales and marketing – In the nine-month period ended September 30, 2019, the Company incurred sales and marketing expenses of $3,251,704 versus $3,840,389 in the comparable 2018 prior period. These costs are related to general marketing, patient acquisition and education expenses. The decrease is related to lower expenses in marketing agency related costs.

Research and development – In the nine-month period ended September 30, 2019, the Company incurred research and development expenses of $3,412,943, a significant increase from its expenditures of $273,521 in the 2018 prior period. Research and development costs during the first nine months of 2019 included increased expenditures for consulting fees and salaries related to the development of new products, supporting its intellectual property filings, enhancement of current products and cultivation efficiencies.

Share-based compensation – In the nine-month period ended September 30, 2019, the Company incurred share-based compensation expenses of $11,436,660 as compared to $6,201,559 in the comparable 2018 prior period. The significant increase is substantially related to the April issuance of incentive stock options and restricted share units to employees, directors and consultants. During the nine-month period, the Company granted 6,475,500 stock options to directors, employees and consultants to attract, retain and incentivize its highly valued human resources.

Share of income from Joint Venture – In the nine-month period ended September 30, 2019, the Company recognized $19,099,401 as its 50% share of the income from the Joint Venture, compared to $4,321,011 as its 50% share of the income from the Joint Venture in the nine-month period ended September 30, 2018. The Joint Venture commenced operations during the three months ended December 31, 2017 and has since begun producing cannabis for sale, having received its cannabis sales license from Health Canada on July 27, 2018.

Additional Disclosure for Venture Issuers Without Significant Revenue

As the Company did not have significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	For the three months ended September 30, 2019 ($)	For the three months ended September 30, 2018 ($)	For the nine months ended September 30, 2019 ($)	For the nine months ended September 30, 2018 ($)
Expensed research and development costs	1,179,065	92,568	3,412,943	273,521
General and administrative expenses	4,338,102	4,735,075	11,821,132	10,691,659
Purchase of plant and equipment	6,270,904	3,603,327	20,369,102	8,553,225

Liquidity and Capital Resources

The Company continually monitors and manages its cash flow to assess the liquidity necessary to fund operations and capital projects. The Company considers internal and external economic conditions and the risk characteristics of its underlying assets in managing its capital. To maintain or adjust its capital resources, the Company may, where necessary, pursue debt or equity financings or manage the timing of its capital expenditures. As at September 30, 2019, the Company had working capital of $5.5 million, substantially attributable to the decision taken during the first quarter to support the Joint Venture’s acquisition and retrofit of the Delta 2 Facility, which required a $25.0 million commitment from the Company, of which, $15.0 million was paid as at September 30, 2019.

The unaudited condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to obtain debt or equity financing until it achieves profitable operations. There can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient gross margins to reach profitability.

Readily available sources of capital for the Company include a loan facility with Sciences which was increased from $6 million to $15 million on July 5, 2019. As at November 29, 2019, the balance on such facility is $0.6 million. The Company has raised gross proceeds of $18.8 million of equity financing through the ATM Program as at November 29, 2019 and may raise up to an additional $20.2 million under such program. Management continues to closely monitor its cash flows and, as necessary, will seek additional equity and debt financing to offset the working capital deficit.

The Company has committed to certain projects which may require significant cash injections over the next 12 months. The Company committed $25.0 million to the Joint Venture in support of the Delta 2 Facility retrofit, of which $17.4 million has been advanced as at November 29, 2019. The Company’s production facilities in Metro Vancouver and Saint Eustache, while nearing completion, will require approximately $2.6 million of additional spend prior to completion.

The Company has renegotiated the terms of the pay out of the remaining amounts owed to the vendors of Verdélite, pursuant to the Company’s 2018 purchase of Verdélite, on May 30, 2019. The Company paid the vendors $5.0 million during June 2019 and has committed to subsequent monthly payments of $1.0 million commencing mid July through to mid November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the outstanding balance began accruing May 31, 2019 at a rate of 10% per annum. The amount outstanding as at the date of this MD&A is $7,465,753. The Company and the Vendors are finalizing an amendment to the terms of the agreement with expected execution before December 16, 2019.

The Company has also committed to contributing $5.0 million to EHN in exchange for its 51% initial ownership in EHN, of which, $1.1 million has been paid as at September 30, 2019.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	For the nine months ended September 30, 2019 ($)	For the nine months ended September 30, 2018 ($)
Net cash (used in) provided by:
Operating activities	($24,853,917)	($16,850,488)
Investing activities	($36,901,244)	($46,689,608)
Financing activities	$32,102,358	$71,922,253
(Decrease) increase in cash	($29,652,803)	8,382,157

Cash used in operating activities for the nine-month period ended September 30, 2019 was $24.9 million, compared to cash used of $16.9 million in the comparative period the prior year. During the nine-month period ended September 30, 2019, the Company recognized an increase in general and administrative expenditures as a result of additional staff and facilities costs, an increase in inventory purchased from the Joint Venture to fulfill market demand, an increase in sales and marketing expenditures due to expanded market penetration and additional staff, and cash outflows from the payments of current liabilities as compared to the nine months ended September 30, 2018. The Company incurred greater losses during the period as a result of the continued business growth as seen in its expenditures to support building staffing, infrastructure and inventory purchases. The operating activities outflow is also reflective of the reversal of a non-cash share of the Joint Venture’s income of $19.1 million as compared to $4.3 million share of income in the same period ended September 30, 2018.

Cash used in investing activities for the nine-month period ended September 30, 2019 was $36.9 million, compared to cash used of $46.7 million in the comparative period in the prior year. During the nine months ended September 30, 2019:

•	$15.3 million was used to invest in the Joint Venture;

•	$8.4 million was used in construction of the new production facility at the Metro Vancouver site;

•	$10.5 million was used to complete the renovations on the Verdélite site and to purchase lab extraction and other equipment;

•	$1.1 million was used to invest in EHN; and

•	$1.6 million was used in the research and preparation of 17 patents.

Cash provided by financing activities for the nine-month period ended September 30, 2019 was $32.1 million, compared to $71.9 million in the nine months ended September 30, 2018. Cash generated during the nine-month period ended September 30, 2019 included $18.8 million in proceeds from the ATM financing, $24.2 million in proceeds from the Convertible Debenture private placement and $1.1 million from stock option exercises. Offsetting these positive sources of cash flow was a $8 million repayment of the Verdélite deferred payment, a $2.5 million expenditure to retire the mortgage acquired as a part of the Verdélite acquisition, $0.9 million in share issuance costs in connection with the ATM Program and $0.6 million in repayment of lease liabilities and interests.

Financial Risk Management

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. Management identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.

Measurement Uncertainty and Impairment Assessments

As of September 30, 2019, management of the Company has determined that no impairment indicators of its assets were present and no additional impairment write-downs in excess of those that had been previously recorded were required. Management continues to review each of its assets for indications of impairment.

Transactions with Related Parties

The Company has entered into transactions with a control person of the Company, a wholly owned subsidiary of such control person, a company controlled by the Company’s Executive Chairman, a company whose CEO is also a director of the Company, and the Joint Venture as more particularly described in the Company’s annual information form dated April 30, 2019.

During the nine-month period ended September 30, 2019, the Company entered into or maintained the following transactions with related parties.

With Emerald Health Sciences Inc.

The Company entered into a management agreement with Sciences, a control person of the Company, in May 2015, which has subsequently been amended, most recently in January 2018, under which the Company paid Sciences $350,000 per month. During the three and nine months ended September 30, 2019, the Company was charged a total of $875,000 and $2,975,000, respectively, under such agreement, which were recorded as $468,738 and $1,593,738 in research and development costs and $406,262 and $1,381,262 in general and administrative fees, respectively. On October 1, 2019, the Company and Sciences amended the agreement pursuant to which Sciences is not entitled to further cash consideration beyond amounts currently accrued and outstanding.

The Company has also sourced CBD-containing hemp biomass for extraction through its agreement with EHH, which is a wholly owned subsidiary of Sciences. During the three months ended September 30, 2019, the Company wrote down inventory related to hemp harvested that did not meet the quality standards for extraction.

As at September 30, 2019, Sciences held an aggregate of 40,434,242 Common Shares, representing approximately 27% of the issued and outstanding Common Shares and it held 4,411,764 common share purchase warrants of the Company.

On May 30, 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $6,000,000 to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 10% per annum and are repayable on demand. On July 5, 2019, the loan agreement with Sciences was amended to increase the loan amount to $15,000,000 and the rate of interest charged was increased to 12%. As of September 30, 2019, Sciences had advanced $515,233 (December 31, 2018 - $Nil) in funds to the Company and charged $265,397 (September 30, 2018 - $Nil) in interest, through this agreement. As at November 29, 2019, the Company had drawn $515,233 on the facility and had accrued $275,391 in interest.

With a company controlled by the Company’s Executive Chairman

In 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is nearing completion on its new production facility. The lease amount of $80,000 per quarter was determined by an independent valuation. The Landlord was reimbursed by the Company for $189,354 for development fees and services related to the construction of the Company’s new facility during the nine months ended September 30, 2019 (2018 - $45,647).

With a company whose CEO is also a director of the Company

As at June 30, 2019, the Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc. (“Avricore”) (formerly VANC Pharmaceuticals Inc.) for investment purposes. The Chief Executive Officer of Avricore is also a director of the Company.

The 1,666,667 common shares of Avricore held by the Company represent 3.2% of the issued and outstanding common shares of Avricore as at the date of this MD&A. Upon exercise of the common share purchase warrants of Avricore, the Company would hold 3,333,334 common shares of Avricore, representing 5.9% of the issued and outstanding common shares of Avricore, assuming no other share issuances. EHN holds 3,030,303 common share purchase warrants of Avricore.

With the Company’s joint venture

The Company also has entered into related party transactions with the Joint Venture including the entering into of the 2020 Supply Agreement on April 1, 2019. As at September 30, 2019, the Joint Venture owes the Company $1,075,734 (December 31, 2018 - $1,942,329) for expenditures made on behalf of the Joint Venture. These expenditures were made to facilitate the administration of the retrofit of the Delta 3 Facility and Health Canada license application. As of September 30, 2019, the Company owes to Pure Sunfarms $1,135,860 (December 31, 2018 - $1,287,082) for storage, logistical, and administrative related fees. As of September 30, 2019, the Company owes to the Joint Venture $Nil (December 31, 2018 - $1,287,082) for inventory purchased. Please see "Overview" and "Risks and Uncertainties" for a discussion of certain matters in dispute relating to the Joint Venture.

Proposed Transactions

There are no material decisions by the Company’s board of directors with respect to any imminent or proposed transactions that have not been disclosed herein.

Critical Accounting Policies and Estimates

Included in Note 3 of the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 are the accounting policies and estimates that are critical to the understanding of the business operations and results of operations. Included in Note 3 of the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 are the accounting policies and estimates that are critical to the understanding of the business operations and results of operations. Included in Note 4 of the Company’s audited consolidated financial statements for the year ended December 31, 2018 and 2017, and in Note 3 of the Company’s unaudited condensed interim consolidated financial statements, are new accounting policies and changes to existing accounting policies adopted during the previous year and current period.

Changes in Accounting Standards not yet Effective

Refer to Note 5 of the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 for additional information on several new standards, amendments to standards and interpretations, which are not effective yet, and have not been applied in preparing these consolidated financial statements but may affect the Company when applied in the future.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Risks and Uncertainties

The Company’s actual results may differ materially from those expected or implied by the forward-looking statements and forward-looking information contained in this interim management discussion and analysis due to the proposed nature of the Company’s business and its present stage of development. A non-exhaustive list of risk factors associated with the Company are discussed in detail under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2019. In addition, the following risk factors may also be applicable to the Company’s business.

Risks Relating to the Joint Venture

The Company is party to two supply agreements with the Joint Venture, pursuant to which the Company has agreed to purchase up to 40% of the Joint Venture's cannabis production until the end of 2019 (the "2019 Supply Agreement") and 25% of the Joint Venture's production in 2020, 2021 and 2022 (the "2020 Supply Agreement"). There is no guarantee that the Company will be able to complete the purchase of all such amounts due to a variety of factors. Under the 2019 Supply Agreement, the Company may decline to accept deliveries of product from the Joint Venture. If product is declined, the Joint Venture may sell such product to third parties. In the event of such sale, in certain circumstances the Company may be required to pay to the Joint Venture an amount equal to the difference between the purchase price (the "Purchase Price") applicable to the Company (which is subject to adjustment based on sales by the Joint Venture to third parties in accordance with the 2019 Supply Agreement) and the price actually paid by such third parties. Between June 21, 2019 and September 29, 2019, the Company declined to accept certain deliveries of product, which product was subsequently sold by the Joint Venture to certain third parties. The Joint Venture has claimed that the Company is liable to the Joint Venture for an aggregate amount of approximately $7.2 million. The Company has disputed the amount of such claim as it believes the basis for calculation of the Purchase Price is incorrect. In addition, if the Company is determined to be in default of the 2019 Supply Agreement, the Joint Venture may have the right to terminate such agreement. The Company is in the course of discussions with the Joint Venture regarding such matters and the Company is unable at this time to reasonably predict the outcome of these claims. If the Company is unable to resolve these claims favourably, it may have a material adverse impact on the business, financial condition, cash flow and results of operations of the Company.

Pursuant to the shareholders' agreement governing the Joint Venture (the "JV SHA"), the Company has advanced $20.0 million in full satisfaction of its initial obligation in respect of the Company's equity contributions to the Joint Venture. The Company has advanced an additional $13.0 million as a loan to the Joint Venture. The Company has also agreed to advance an aggregate of $25.0 million to the Joint Venture in connection with the exercise of the Joint Venture's option to acquire the Delta 2 facility from the Company’s joint venture partner, Village Farms and its subsequent build-out. The Company has advanced a total of $17.41 million to the Joint Venture to date in respect of such obligation. The Company was required to advance $5.94 million to the Joint Venture on November 1, 2019, which amount has not been advanced in cash as of the date hereof. On November 19, 2019 Village Farms provided notice seeking cancellation of certain of the Company's shares in the Joint Venture currently held in escrow. Cancellation of such shares would result in dilution of the Company’s interest in the Joint Venture. The Company has delivered a written notice disputing the release and cancellation of such shares. On November 20, 2019, Village Farms provided notice of arbitration to the Company with respect to these matters. The result of any such arbitration is uncertain. The Company is also required to advance the remaining amounts of $940,000 and $710,000 on December 1, 2019 and January 1, 2020, respectively. In the event the Company is unable to advance or otherwise settle such obligations, the Company's interest in the Joint Venture may be diluted. In addition, the Company understands that Village Farms has advanced $5.94 million to the Joint Venture, purportedly as a subscription for additional shares of the Joint Venture. The Company disputes the right of Village Farms to acquire such shares. Village Farms may also claim that it has the right to purchase additional shares of the Joint Venture if the Company fails to advance additional amounts to the Joint Venture in the future as they become due. As of the date of this Management Discussion & Analysis, the Company continues to own 50% of the outstanding shares of the Joint Venture. In the event that any such shares are issued the Company’s interest in the Joint Venture may be diluted. Any dilution of the Company's interest in the Joint Venture may have a material adverse impact on the business, financial condition, cash flow and results of operations of the Company.

On November 20, 2019, the Company demanded repayment of a $13.0 million loan (the “Shareholder Loan”) made by the Company to the Joint Venture. The Joint Venture has refused to make such repayment. Pursuant to the terms of the Shareholder Loan, repayment is to be conducted pari passu with repayment of a similar loan advanced to the Joint Venture by Village Farms. Repayment is subject to the Joint Venture having the financial resources to repay such amounts, which cannot be assured. In addition, the Shareholder Loan is subordinated to the Joint Venture’s credit facility, which provides for certain negative covenants and financial covenants. As a result, repayment of any amounts under the Shareholder Loan may be subject to consent of the Joint Venture’s lender. There can be no assurance that the Joint Venture will repay the whole or any part of the Shareholder Loan.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or future performance, business prospects or opportunities of the Company. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Examples of forward-looking statements in this MD&A include, but are not limited to, statements in respect of: distributions of Common Shares under the ATM Program; the retrofit of the Delta 2 Facility and payments by the Company in relation to such retrofit; the purchase of cannabis products under the 2019 Supply Agreement and the 2020 Supply Agreement the expansion of the Company's operations in Metro Vancouver, British Columbia; payment of outstanding amounts in respect of the acquisition of Verdélite; the conversion of the Convertible Debentures; the acceleration of the Warrants; the purchase of hemp from EHH; the Company's intention to use proceeds of financings including the ATM Program to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development and to expand the Company's existing extraction capabilities, and for working capital and general corporate purposes; potential proceeds from the exercise of the Company's outstanding common share purchase warrants; actions taken by the Company to maintain or adjust its capital structure; management's anticipation of long-term future profitability; the Company's intentions to acquire and/or construct additional cannabis production and manufacturing facilities and to expand the Company's marketing and sales initiatives; benefits received by the Company from its transactions with Sciences, a control person of the Company, and the opportunities that such transactions provide; the outcome of disputes the Company is involved in with the Joint Venture and Village Farms; the focus of the Company's efforts; and the effect that each risk factor will have on the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The reader of these statements is cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among others: market price of cannabis; securing product supply; continued availability of capital financing and general economic, market or business conditions; reliance on Licenses issued to the Company and its subsidiaries and its ability to maintain these licenses; regulatory risks relating to the Company's compliance with the Cannabis Act; regulatory approvals for expansion of current production facility, development of new production facilities and greenhouse retrofits by the Company and the Joint Venture; the Company's ability to execute a definitive agreement with Indena; changes in laws, regulations and guidelines; changes in government; changes in government policy; increased competition in the cannabis market; the limited operating history of the Company; the Company's reliance on key persons; failure of counterparties to perform contractual obligations; difficulties in securing additional financing; unfavourable publicity or consumer perception of the cannabis industry; the impact of any negative scientific studies on the effects of cannabis; demand for labour; difficulties in construction or in obtaining qualified contractors to complete greenhouse retrofits; actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations; results of litigation; the Company's ability to develop and commercialize pharmaceutical products; failure to obtain regulatory approval for pharmaceutical products; changes in the Company's over-all business strategy; restrictions of the TSXV on the Company's business; and the Company's assumptions stated herein being correct. See "Risks and Uncertainties" in this MD&A and other factors described in the Company's Annual Information Form under the heading "Risk Factors".

The Company believes that the expectations reflected in any forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.